Pricing Term Sheet	Free Writing Prospectus
dated as of May 9, 2018	Filed pursuant to Rule 433
Relating to the
Preliminary Prospectus Supplements each dated May 9, 2018 to the
Prospectus dated February 2, 2018
Registration No. 333-222855

Nabors Industries Ltd.

Concurrent Offerings of
35,000,000 Common Shares, par value $0.001 per Share (the “Common Shares”)
(the “Common Shares Offering”)
and
5,000,000 Shares of 6.00% Mandatory Convertible Preferred Shares, Series A, par value $0.001 per Share (the “Mandatory Convertible Preferred Shares”)

(the “Preferred Shares Offering”)

The information in this pricing term sheet relates only to the Common Shares Offering and the Preferred Shares Offering and should be read together with (i) the preliminary prospectus supplement dated May 9, 2018 relating to the Common Shares Offering (the “Common Shares Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated May 9, 2018 relating to the Preferred Shares Offering (the “Preferred Shares Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (iii) the related base prospectus dated February 2, 2018, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-222855.  Neither the Common Shares Offering nor the Preferred Shares Offering is contingent on the successful completion of the other offering.  Terms not defined in this pricing term sheet have the meanings given to such terms in the Common Shares Preliminary Prospectus Supplement or the Preferred Shares Preliminary Prospectus Supplement, as applicable.  All references to dollar amounts are references to U.S. dollars.

Issuer:	Nabors Industries Ltd.

Ticker / Exchange for the Common Shares:	NBR / The New York Stock Exchange (“NYSE”)

Trade Date:	May 10, 2018.

Settlement Date:	May 14, 2018.

Use of Proceeds:

The Issuer expects to receive gross proceeds (before underwriting discounts and estimated offering expenses) from the Common Shares Offering of approximately $271.3 million (or approximately $311.9 million if the underwriters in the Common Shares Offering exercise their option to purchase additional Common Shares in full), and the Issuer expects to receive gross proceeds (before underwriting discounts and estimated offering expenses) from the Preferred Shares Offering of $250 million (or $287.5 million if the underwriters of the Preferred Shares Offering exercise their over-allotment option to purchase additional Mandatory Convertible Preferred Shares in full).

The Issuer intends to use the net proceeds from the Common Shares Offering and the Preferred Shares Offering to repay borrowings outstanding under the Issuer’s revolving credit facility, which the Issuer may re-borrow from time to time for the repayment of other indebtedness, and for general corporate purposes. See “Use of Proceeds”

in the Common Shares Preliminary Prospectus Supplement and the Preferred Shares Preliminary Prospectus Supplement.

Common Shares Offering

Common Shares Offered:	35,000,000 Common Shares

Option for Underwriters to Purchase Additional Common Shares:	5,250,000 additional Common Shares

NYSE Last Reported Sale Price of the Common Shares on May 9, 2018:	$8.03 per share

CUSIP / ISIN:	G6359F103 / BMG6359F1032

Book-Running Managers:	Morgan Stanley & Co. LLC Citigroup Global Markets Inc.

Preferred Shares Offering

Mandatory Convertible Preferred Shares Offered:	5,000,000 Mandatory Convertible Preferred Shares.

Over-Allotment Option for Underwriters to Purchase Additional Mandatory Convertible Preferred Shares:	750,000 additional Mandatory Convertible Preferred Shares, solely to cover over-allotments.

Dividends:

6.00% per annum on the liquidation preference of $50 for each Mandatory Convertible Preferred Share. Dividends will accumulate from the Settlement Date and, to the extent Issuer has lawfully available funds to pay dividends and declares a dividend payable, Issuer will pay dividends in cash or, subject to certain limitations and subject to the share cap described in the Preferred Shares Preliminary Prospectus Supplement, by delivery of Common Shares or through any combination of cash and Common Shares, at Issuer’s election, on each Dividend Payment Date, including the final Dividend Payment Date; provided that any unpaid dividends will continue to accumulate. The dividend payable on the first Dividend Payment Date, if declared, is expected to be $0.64 per Mandatory Convertible Preferred Share, and the dividend payable on each subsequent Dividend Payment Date, if declared, is expected to be $0.75 per Mandatory Convertible Preferred Share.

Dividend Record Dates:	The January 15, April 15, July 15 and October 15 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	February 1, May 1, August 1 and November 1 of each year, commencing on August 1, 2018 and ending on, and including, May 1, 2021.

Additional Amounts:

Subject to certain limitations, the Issuer will pay in cash or deliver in Common Shares, as the case may be, additional amounts to holders of the Mandatory Convertible Preferred Shares, as additional dividends, to make up for any deduction or withholding for any taxes or other charges imposed on amounts the Issuer must pay or deliver, as the case may be, with respect to the

Mandatory Convertible Preferred Shares, so that the net amounts paid or delivered, as the case may be, will be equal to the amounts the Issuer would otherwise be required to pay or deliver, as the case may be, had no such withholding or deduction been required.

Mandatory Conversion Date:

The second business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately preceding May 1, 2021. The Mandatory Conversion Date is expected to be May 1, 2021.

Initial Price:

$7.75, which is approximately equal to the per share public offering price of the Common Shares in the Common Shares Offering, and is also approximately equal to $50, divided by the Maximum Conversion Rate.

Threshold Appreciation Price:	$9.30, which represents a premium of 20% over the Initial Price and is approximately equal to $50, divided by the Minimum Conversion Rate.

Conversion Rate per Mandatory Convertible Preferred Share:

The conversion rate for each Mandatory Convertible Preferred Share will not be more than 6.4516 Common Shares and not less than 5.3763 Common Shares (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”), depending on the applicable market value (as defined in the Preferred Shares Preliminary Prospectus Supplement) of the Common Shares, as described below and subject to certain anti-dilution adjustments.
The following table illustrates the conversion rate per Mandatory Convertible Preferred Share, subject to certain anti-dilution adjustments described in the Preferred Shares Preliminary Prospectus Supplement, based on the applicable market value of the Common Shares:

	Applicable Market Value of the Common Shares	Conversion Rate per Mandatory Convertible Preferred Share
	Less than the Initial Price	6.4516 Common Shares

	Greater than or equal to the Initial Price and less than or equal to the Threshold Appreciation Price	$50, divided by the applicable market value

	Greater than the Threshold Appreciation Price	5.3763 Common Shares

Conversion Rate Adjustments for Cash Dividends:

The Maximum Conversion Rate and Minimum Conversion Rate will each be subject to adjustment in connection with the payment of any cash dividend or distribution by the Issuer on the Common Shares. See “Conversion Rate Adjustments” in the Preferred Shares Preliminary Prospectus Supplement.

Optional Conversion:

Other than during a fundamental change conversion period (as defined in the Preferred Shares Preliminary Prospectus Supplement), at any time prior to May 1, 2021, a holder of Mandatory Convertible Preferred Shares may elect to convert such holder’s Mandatory Convertible Preferred Shares, in whole or in part, at the Minimum Conversion Rate of 5.3763 Common Shares per Mandatory Convertible Preferred Share, subject to adjustment as described in the Preferred Shares Preliminary Prospectus Supplement.

Fundamental Change:

If a fundamental change (as defined in the Preferred Shares Preliminary Prospectus Supplement) occurs on or prior to the Mandatory Conversion Date, holders of the Mandatory Convertible Preferred Shares will have the right to convert their Mandatory Convertible Preferred Shares, in whole or in part, into Common Shares at the fundamental change conversion rate (as defined in the Preferred Shares Preliminary Prospectus Supplement) during the period beginning on, and including, the effective date (as defined in the Preferred Shares Preliminary Prospectus Supplement) of such fundamental change and ending on the earlier of (A) the Mandatory Conversion Date and (B) the date that is 20 days after the effective date.

The following table sets forth the fundamental change conversion rate per Mandatory Convertible Preferred Share based on the effective date of the fundamental change and the share price (as defined in the Preferred Shares Preliminary Prospectus Supplement) in the fundamental change:

	Share Price
Effective Date	$2.00	$3.00	$4.00	$5.00	$6.00	$7.75	$8.25	$8.75	$9.30	$10.00	$11.00	$12.50	$15.00	$20.00	$35.00	$50.00
May 14, 2018	10.3993	8.9097	8.0787	7.5297	7.1382	6.6756	6.5782	6.4921	6.4085	6.3162	6.2064	6.0786	5.9303	5.7608	5.5701	5.4995
May 1, 2019	9.2174	8.1994	7.6000	7.1699	6.8406	6.4296	6.3411	6.2629	6.1871	6.1039	6.0064	5.8958	5.7735	5.6444	5.5110	5.4623
May 1, 2020	7.8834	7.3881	7.0906	6.8300	6.5774	6.1918	6.1020	6.0221	5.9452	5.8626	5.7702	5.6745	5.5851	5.5116	5.4457	5.4209
May 1, 2021	6.4516	6.4516	6.4516	6.4516	6.4516	6.4516	6.0606	5.7143	5.3763	5.3763	5.3763	5.3763	5.3763	5.3763	5.3763	5.3763

The exact share price and effective date may not be set forth on the table, in which case:

•                  if the share price is between two share prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per Mandatory Convertible Preferred Share will be determined by straight-line interpolation between the fundamental change conversion rates per Mandatory Convertible Preferred Share set forth for the higher and lower share prices and the earlier and later effective dates, as applicable, based on a 365-day;

•                  if the share price is in excess of $50.00 per share (subject to adjustment in the same manner as the share prices in the column headings of the table above as described in the Preferred Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per Mandatory Convertible Preferred Share will be the Minimum Conversion Rate, subject to adjustment as described in the Preferred Shares Preliminary Prospectus Supplement; and

•                  if the share price is less than $2.00 per share (subject to adjustment in the same manner as the share prices in the column headings of the table above as described in the Preferred Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per Mandatory Convertible Preferred Share will be determined (a) as if the share price were equal to $2.00 and (b) if the effective date is between two effective dates on the table, using straight-line interpolation.

Conversion upon a Tax Event:

If at any time Issuer becomes obligated to pay or deliver additional amounts on the issued and outstanding Mandatory Convertible Preferred Shares in a tax event (as defined in the Preferred Shares Preliminary Prospectus Supplement), Issuer may, at its option, cause all, but not less than all, issued and outstanding Mandatory Convertible Preferred Shares to be automatically converted into a number of Common Shares equal to the fundamental change conversion rate determined as though the tax event conversion date (as defined in the Preferred Shares Preliminary Prospectus Supplement) were the effective date of a fundamental change and the “share price” in such transaction were the average of the volume-weighted average prices per Common Share over the 10 trading day period beginning on, and including, the second trading day immediately following the date on which Issuer provides notice of the tax event conversion.

Listing:

The Issuer will apply to list the Mandatory Convertible Preferred Shares on the NYSE under the symbol “NBR PR A”.  While no assurance can be given that the Issuer’s application for listing will be approved, the Issuer expects trading of the Mandatory Convertible Preferred Shares on the NYSE to begin within 30 days of the Settlement Date.

CUSIP / ISIN for the Mandatory Convertible Preferred Shares:	G6359F 129 / BMG6359F1297

Book-Running Managers:	Morgan Stanley & Co. LLC Citigroup Global Markets Inc.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for the offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the Common Shares Preliminary Prospectus Supplement or the Preferred Shares Preliminary Prospectus Supplement, as the case may be, the related base prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Common Shares Offering and the Preferred Shares Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from: Morgan Stanley & Co. LLC at 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department or by calling 1-866-718-1649 or by e-mail at prospectus@morganstanley.com; or Citigroup Global Markets Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling 1-800-831-9146.

This communication should be read in conjunction with the Common Shares Preliminary Prospectus Supplement or the Preferred Shares Preliminary Prospectus Supplement, as the case may be, and the related base prospectus. The information in this communication supersedes the information in the Common Shares Preliminary Prospectus Supplement or the Preferred Shares Preliminary Prospectus Supplement, as the case may be, and the related base prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the related base prospectus.

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